FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Minutes of the Annual and Extraordinary General Meetings held on July 31, 2009
2.	Material Fact dated August 4, 2009 regarding CCL Finance Limited 144A and Reg S offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	August 5, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

Item 1

COSAN S.A. INDÚSTRIA E COMÉRCIO
PUBLICLY-HELD COMPANY
Corporate Taxpayer's ID (CNPJ) 50.746.577/0001-15
Company Registry ID (NIRE) 35300177045

MINUTES OF THE ANNUAL AND EXTRAORDINARY GENERAL MEETINGS
HELD ON JULY 31, 2009

Date, Time and Place: July 31, 2009, at 15:00 p.m., at the administrative building of Cosan’s headquarters, located at Bairro Costa Pinto s/n.º, in the city of Piracicaba, State of São Paulo. Presiding Board: MARCELO DE SOUZA SCARCELA PORTELA – Chairman (by express nomination of the Board of Directors’s Chairman Mr. Rubens Ometto Silveira Mello, pursuant to article 11 of the Company’s By-laws), and PAULO ROBERTO FARIA – Secretary, appointed by the Chairman. Call Notice and Agenda: Through the call notice published in the Official Gazette of the State of São Paulo (Business Issue) and Jornal de Piracicaba newspaper, in the July 16, 17 and 18, 2009 editions, and “Valor Econômico” newspaper, in the July 16, 17 and 20, 2009 editions, with the following agenda: Annual General Meeting: 1) examination, discussion and approval of the financial statements and management report referring to the fiscal year ended on March 31, 2009; 2) election of the members of the Fiscal Council and their respective deputy members; and 3) ratification of the nomination made by the Chairman of the Board of Directors of the three (3) members of the Board of Directors who filled the vacant positions as a result of the resignations that took place. Extraordinary General Meeting: 1) increase of the limit of the Company’s authorized capital stock  to five billion reais (R$5,000,000,000.00), with consequent amendment of article 6 of the By-laws. Resolutions: Due to the attendance of more than two-thirds (2/3) of the voting capital and of Mr. João Ricardo Ducatti, member of the Fiscal Council, of Mr. Elton Flávio Ribeiro, representative of Ernst & Young Auditores Independentes S.S., as well as of  Mr. Marcelo de Souza Scarcela Portela, Company’s board member and Meeting Chairman, the Meeting was declared open. The matter included in item “1” of the agenda was put to vote and the shareholders approved the Management Report and the Financial Statements related to the fiscal year ended on March 31, 2009, duly published, pursuant to provisions of Law  6,404/76, in the June 26, 2009 edition of the Official Gazette of the State of São Paulo (Business Issue) and newspapers Jornal de Piracicaba and Valor Econômico. Shareholders also approved the loss recorded in the year in the amount of (four hundred and seventy-three million, eight hundred and thirty-five thousand, eight hundred and seventy-eight reais and fifty centavos (R$473,835,878.50), with partial absorption of this loss by profit reserves, with a portion by the legal reserve, in the amount of fifteen million, nine hundred and fifty-four

1

thousand, three hundred and forty-three reais and thirty-four centavos (R$15.954.343,34) and another portion by the reserve for new investments and upgrading, in the amount of one hundred and eighty million, two hundred and nine thousand, one hundred and sixteen reais and forty-eight centavos (R$180.209.116,48), and the outstanding balance, in the amount of two hundred and seventy-seven million, six hundred and seventy-two thousand, four hundred and eighteen reais and sixty-eight centavos ($277.672.418,68). The matter included in item “2” of the agenda was put to vote and the shareholders approved the installation of the Company’s Fiscal Council and the election of its members and respective deputy members, pursuant to article 30 of the Company’s By-laws, with term of office to be effective until the Annual General Meeting to be held in 2010, in compliance with the law. The following were declared elected as members of the Company’s Fiscal Council: sitting member: JOÃO RICARDO DUCATTI, Brazilian, married, business administrator, Identity Card (RG - SSP/SP) no. 6.282.479 and Individual Taxpayer’s ID (CPF/MF) no. 513.139.448-15, resident and domiciled in the city of São Paulo, State of São Paulo, with business address at Rua Estela, 515, Bloco H, cj. 202, Vila Mariana, in the city of São Paulo, State of São Paulo, and his respective deputy member HENRIQUE DE BASTOS MALTA, Brazilian, married, lawyer, holder of Identity Card (RG) no. R 97.172 and Individual Taxpayer’s ID (CPF/MF) no. 057.131.459-72, resident and domiciled in the City and State of São Paulo, with business address at Av. Juscelino Kubitschek, 1726, 6º andar, in the city of São Paulo, State of São Paulo; sitting member: LUIZ CLÁUDIO GOMES RECCHIA, Brazilian, married, economist, Identity Card (RG - SSP/SP) no. 32.036.103-2 and Individual Taxpayer’s ID (CPF/MF) no. 091.242.668-33, resident and domiciled in the city of São Paulo, with business address at Rua Funchal, nº 129, 13º andar, in the city of São Paulo, State of São Paulo, and his respective deputy member JOÃO CARLOS CONTI, Brazilian, married, accountant and administrator, Identity Card (RG - SSP/SP) no. 5.017.937 and Individual Taxpayer’s ID (CPF/MF) no. 531.189.448-20, enrolled in the Regional Accounting Council of the State of São Paulo under no. 1DF006819/O-2 “T”, resident and domiciled in the city of São Paulo at Rua Ministro Álvaro de Souza Lima nº 253, Edifício Villa do Campo, apto. 204, Jardim Marajoara, and sitting member: ALBERTO ASATO, Brazilian, married, administrator, Identity Card (RG - SSP/SP) no. 6.232.223-0 and Individual Taxpayer’s ID (CPF/MF) no. 710.704.198-34, resident and domiciled in the city of Assis, State of São Paulo, at Rua Raimundo Recco, 212 and his respective deputy member JOÃO ROBERTO FRACASSO, Brazilian, married, accountant, Identity Card (RG - SSP/SP) no. 26.467.701-8 and Individual Taxpayer’s ID (CPF/MF) no. 137.147.468-03, resident and domiciled in the city of Assis, State of São Paulo, at Rua Uracy da Silveira Lobo nº 36, Jardim Europa. The shareholders also established the compensation of the Fiscal Council members at up to two hundred and two thousand reais (R$202,000.00). The matter included in item “3” of the agenda was put to vote and the shareholders ratified the nomination made by the Board of

2

Directors’ Chairman of the three (3) members of the Board of Directors, who were elected to fill the vacant positions as a result of the resignations that took place, pursuant to the sole paragraph of article 18 of the By-laws, namely, MARCELO EDUARDO MARTINS, Brazilian, married, business administrator, Identity Card (RG - SSP/SP) no. 15.465.270-SSP/SP and Individual Taxpayer’s ID (CPF/MF) no. 084.530.118-77, with offices in this city, at Av. Presidente Juscelino Kubitschek, 1.726, 6º andar; SYLVIO RICARDO PEREIRA DE CASTRO, Brazilian, married, engineer, Identity Card (RG - SSP/SP) no. 24.649.504-2 and Individual Taxpayer’s ID (CPF/MF) no. 267.136.868-26, residing at Av. Diógenes Ribeiro de Lima, 2361, Bloco 3, aptº 34, Bairro Alto de Pinheiros, city of São Paulo, State of São Paulo, and ROBERTO DE REZENDE BARBOSA, Brazilian, married, owner, Identity Card (RG - SSP/SP) no. 3.431.622, and Individual Taxpayer’s ID (CPF/MF) no. 368.376.798-72, residing at Fazenda Nova América, s/nº, Bairro Água da Aldeia, in the city of Tarumã, State of São Paulo. The term of office of the Board members elected retroactively shall be in force until the end of the unified term of office of the other Board members elected on the Annual General Meeting of August 29, 2008. The matters of the Annual General Meeting were approved by a majority of votes. Extraordinary General Meeting: The matter included in item “1” of the agenda was put to vote and the attendees approved the increase of the limit of authorized capital stock of the Company to five billion reais (R$5,000,000,000.00), with the consequent amendment to article 6 of the By-laws, which is now effective with the following wording: “Article 6. The Company’s capital stock may be increased up to the limit of five billion reais (R$5,000,000,000.0), regardless of amendment to the By-laws, upon resolution by the Board of Directors, which is qualified to establish the number of shares to be issued for public or private distribution in Brazil or abroad, the issue price and the other subscription and payment conditions for the shares, within the authorized capital stock, as well as to resolve on the exercise of the preemptive right, in accordance with the legal and statutory provisions, especially as set forth in Article 172 of the Law no. 6,404. First Paragraph. The Company may issue shares, debentures convertible into shares, or subscription bonuses without granting preemptive right to the former shareholders, or with reduction of the period for exercise of such preemptive right as set forth by the Article 171, paragraph 4, of Law 6,404, of December 15, 1976, as amended (“Law 6,404/76”), as long as the placement of said securities is made (a) through a sale at a stock exchange or by public subscription, or (b) by means of share swap in a public offering for acquisition of control. Second Paragraph. Within the limit of the authorized capital stock, and in accordance with a plan that is approved by the General Meeting, the Company may grant stock options issued by it to its managers, employees, and other persons that provide services to the Company or to the subsidiaries of the Company.”. The matter of the Extraordinary General Meeting was approved by

3

unanimous vote. Mr. Paulo Roberto Bellentani Brandão submitted listings containing the meaning of the votes cast by the shareholders represented by him, which were received and initialed by the Presiding Board. Closure and Approval of the Minutes: There being no further business to discuss, the Chairman stated that all matters were approved, with abstention from voting of the shareholders legally impeded, and the meeting was adjourned, and I, the Secretary, drew up these minutes which were read, approved and signed by all in attendance, with publication of the minutes without the names of those shareholders present being authorized.

MARCELO DE SOUZA SCARCELA PORTELA
Chairman and Legal Executive Officer

PAULO ROBERTO FARIA
Secretary

4

Shareholders:

COSAN LIMITED, NOVA CELISA S.A., AGUASSANTA PARTICIPAÇÕES S.A., RIO DAS PEDRAS PARTICIPAÇÕES S.A., COMMONWEALTH CARRIERS S.A., ANNISTON PTE. LTD., ISLAND SERVICES MANAGEMENT CORP. and RUBENS OMETTO SILVEIRA MELLO.

by Paulo Roberto Faria

PAULO ROBERTO FARIA

ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, AMERICAN AIRLINES,INC.MASTER FIXED BENEFIT TRUST, BARCLAYS GLOBAL INVESTORS NA, BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD, CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD, COLLEGE RETIREMENT EQUITIES FUND, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND, EATON VANCE STRUCTURED EMERGING MARKETS FUND, EATON VANCE TAX-MANAGED EMERGING MKTS FUND, ELFUN DIVERSIFIED FUND, EMERGING MARKETS INDEX FUND E, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND, EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B, EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMPLOYEES RET.PLAN OF BROOKLYN UNION GAS, FIDELITY FUNDS - LATIN AMERICA FUND, FIDELITY INVESTMENT TRUST: FIDELITY SERIES EMERGING MARKETS FUND, FIDELITY INVESTMENT TRUST: FIDELITY TOTAL INTERNATIONAL EF, GE FUNDS, GE INSTITUTIONAL FUNDS, GE INVESTMENTS FUNDS, INC., GENERAL ELECTRIC PENSION TRUST, GEUT EMERGING EQUITY PASSIVE 1, GMAM INVESTMENT FUNDS TRUST, HOUSTON FIREFIGTHERS' RELIEF AND RETIREMENT FUND, IBM SAVINGS PLAN, ILLINOIS STATE BOARD OF INVESTMENT, ING INTERNATIONAL FUND, ING INTERNATIONAL PORTFOLIO, ISHARES MSCI BRAZIL (FREE) INDEX FUND, JANUS ADVISER INTERNATIONAL GROWTH FUND, JANUS ASPEN SERIES-INTL GROWTH PORTFOLIO, JANUS OVERSEAS FUND, JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND, JOHN HANCOCK FUNDS II: EMERGING MARKETS VALUE FUND, JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST, JOHN HANCOCK TRUST EMERGING MARKETS VALUE TRUST, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A, JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B, LA FIRE AND POLICE PENSION SYSTEM, NORTHERN TRUST QUANTITATIVE FUND PLC, PRINCIPAL EMERGING MARKETS EQUITY FUND, PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND, PRINCIPAL FUNDS, INC. - INTERNATIONAL EMERGING MARKETS FUND, PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. - DIVERSIFIED INTERNATIONAL ACCOUNT, PRINCIPAL VARIABLE CONTRACTS FUNDS, INC. - INTERNATIONAL EMERGING MARKETS ACCOUNT, PUBLIC EMPLOYEES RE ASSOC OF NEW MEXICO, RENAISSANCE GLOBAL SMALL-CAP FUND, SEI INST INVESTTRUST - SMALLMID CAP EQUITY FUND, SEI INSTITUTIONAL INVESTMENT TRUST -

5

SMALL CAP FUND, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATIONS, SPDR S AND P EEMRGING MARKETS ETF, SPDR S&P EEMRGING LATIN AMERICA ETF, STATE ST B AND T C INV F F T E RETIR PLANS, TEACHER RETIREMENT SYSTEM OF TEXAS, THE BANK OF NEW YORK A T F B I P P TRUST, THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU, THE FUTURE FUND BOARD OF GUARDIANS, THE MASTER T B OF JAPAN LTD RE MTBC400035147, THE MASTER TRUST BOJ, LTD. AS TRUSTEE OF AIGG MOTHER FUND II, THE TEXAS EDUCATION AGENCY, VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WELLINGTON MANAGEMENT PORTFOLIOS (CAYMAN) DIVERSIFIED INFLATION HEDGES P (FOR QUALIFIED INVESTORS), WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C., WELLINGTON TRUST COMPANY N.A., THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, NORGES BANK, VANGUARD INVESTMENT SERIES, PLC and VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS

by Paulo Roberto Bellentani Brandão

REZENDE BARBOSA S.A. ADMINISTRAÇÃO E PARTICIPAÇÕES
Roberto de Rezende Barbosa

JOÃO RICARDO DUCATTI
Member of the Fiscal Council

ERNST & YOUNG AUDITORES INDEPENDENTES S.S.
Elton Flávio Ribeiro

Item 2

COSAN LIMITED Issuer of BDRs Corporate Taxpayers’ ID (CNPJ/MF): 08.887.330/0001-52	COSAN S.A. INDÚSTRIA E COMÉRCIO Corporate Taxpayers’ ID (CNPJ/MF): 50.746.577/0001-15 Company Registry (NIRE) 35.300.177.045

Material Fact

Cosan Limited (NYSE: CZZ; Bovespa: CZLT11) together with Cosan S.A. Indústria e Comércio (Bovespa: CSAN3), pursuant to CVM Instruction 358 of January 3, 2002, today announced that their indirect subsidiary CCL Finance Limited has priced a US$ 350 million bond offering pursuant to Rule 144A and Regulation S under the Securities Act.

The senior notes, bearing interest of 9.50% per annum, are guaranteed by Cosan Combustíveis e Lubrificantes S.A. ("CCL") and will mature on August 2014.

Cosan group will use the net proceeds from the offering to repay existing short-term indebtedness contracted by Cosan S.A. to the acquisition of CLL. This transaction significantly extends the maturity profile of the group's indebtedness.

The senior notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. Since the senior notes will not be offered or sold in Brazil, they will not be registered with the Brazilian securities commission (CVM). This Material Fact does not constitute an offer to sell or the solicitation of an offer to buy any security.

São Paulo, August 4th, 2009

Marcelo Eduardo Martins
Investor Relations Officer